June 3, 2019

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Kenneth Ellington

Re:	Pear Tree Funds

Investment Company Act File No. 811-03790

Ladies and Gentlemen:

We serve as counsel to Pear Tree Funds, a Massachusetts business trust (the “Registrant”) and an investment company currently registered with the Commission under the Investment Company Act of 1940, as amended (the “1940 Act”).

On October 3, 2018 and November 20, 2018, you provided us with certain oral comments from the Staff of the Commission to the financial statements of the separate series of the Registrant (collectively, the “Funds”) for the reporting period April 1, 2017 through March 31, 2018 (the “Annual Financial Statements”), as well as the Semi-Annual Report of the Registrant for the same reporting period (the “Semi-Annual Report”). The Annual Financial Statements were transmitted to Fund shareholders pursuant to Rule 30e-1 under the 1940 Act and filed with the Commission on May 30, 2018 pursuant to Rule 30b2-1(a) under the 1940 Act in Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR.  The Semi-Annual Report was filed with the Commission on May 30, 2018 pursuant to Rule 30b1-1 under the 1940 Act in Semi-Annual Report for Registered Investment Companies on Form N-SAR.

We are responding on behalf of the Registrant to those comments, as well as to further Staff comments made in related telephone conversations over the past several months. Each of your comments is printed below in italics.  The Registrant’s response follows in regular type.

1.       Please use updated Form N-CSR (SEC 2569 (7-18)) with an expiration date of August 31, 2020 in future filings. The updated Form N-CSR includes twelve items that are not included in the previous form. There is no requirement to refile, however, because the additional twelve items do not pertain to the Registrant.

The Registrant will use the current Form N-CSR in future filings pursuant to Rule 30b2-1(a).

U.S. Securities and Exchange Commission

June 3, 2019

2.       In the Registrant’s current prospectus, in the table reflecting the average annual total returns of Pear Tree Polaris Small Cap Fund (“Small Cap Fund”) presented in response to Item 4(b)(2)(i) of Form N-1A, the Registrant compares Small Cap Fund’s performance to the Russell 2000 Index. In the Report, in the line graph presented in response to Item 27(b)(7)(ii)(A) of Form N-1A, Small Cap Fund’s performance is compared to the S&P 500 Index, and in the average annual total returns presented in response Item 27(b)(7)(ii)(B), Small Cap Fund’s performance is compared to the Russell 2000 Index. Item 4(b)(2)(iii) requires that a table presented in response to Item 4(b)(2)(i) include a comparison of fund performance to “an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7).” Items 27(b)(7)(ii)(A) and (B) also require comparisons of fund performance to “an appropriate broad-based securities market index.” Please explain why different indices were used in the current prospectus in response to Item 4(b)(2)(i) and in the Annual Financial Statements in response to Item 27(b)(7)(ii)(B), on one hand, and in the Annual Financial Statements in response to Item 27(b)(7)(ii)(A) on the other.

The Registrant notes that there was no intent to use a different index in its responses to Items 4(b)(2)(i) and 27(b)(7)(ii)(B), on the one hand, and Item 27(b)(7)(ii)(A) on the other. In its responses to Items 4(b)(2)(i), 27(b)(7)(ii)(A), and 27(b)(7)(ii)(B) in future filings, the Registrant will use the same index.

3.        For each of the Funds, the Registrant excludes from its response to Item 27(b)(7)(ii) the statements that are required by Item 27(b)(7)(ii)(B), that is, “past performance does not predict future performance” and “the graph and the table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.” Please confirm that the Registrant will include those statements in future annual financial statements sent to Fund shareholders pursuant to Rule 30e-1.

The Registrant confirms that it will include those statements as requested by the Staff in future annual financial statements sent to Fund shareholders pursuant to Rule 30e-1.

4.       For each Fund that has invested a portion of its assets in a money market fund, Regulation S-X, Rule 12-12, footnote 4 requires the Fund’s “Schedule of Investments” to disclose the end-of-the-period interest rate, which is frequently presented as the money market fund’s end-of-the-period seven-day yield. Please confirm that in future annual and semi-annual financial statements sent to Fund shareholders pursuant to Rule 30e-1, the Registrant will include the end-of-the-period interest rate as required by Rule 12-12, footnote 4.

The Registrant confirms that it will include the end-of-the-period interest rate as required by Rule 12-12, footnote 4, in future annual and semi-annual financial statements sent to Fund shareholders pursuant to Rule 30e-1.

5.        For each Fund that has invested a portion of its assets in preferred stock, Regulation S-X, Rule 12-12, footnote 4 requires the Fund’s “Schedule of Investments” to disclose the end-of-the-period preferential dividend rates as well as the expiration dates of any rights. Please confirm that in future annual and semi-annual financial statements sent to Fund shareholders pursuant to Rule 30e-1, the Registrant will include the end-of-the-period preferential dividend rates and expiration dates of any rights as required by Rule 12-12, footnote 4.

U.S. Securities and Exchange Commission

June 3, 2019

The Registrant confirms that it will include the end-of-the-period preferential dividend rates and expiration dates of any rights as required by Rule 12-12, footnote 4, in future annual and semi-annual financial statements sent to Fund shareholders pursuant to Rule 30e-1.

6.       In “Statement of Assets and Liabilities” of the Annual Financial Statements, the amounts for dividends and interests, on one hand, should be distinct from the amounts for foreign tax reclaim receivables pursuant to Regulation S-X, Rule 6-04, provisions 5(a)(3) and (5). Also, pursuant to provision 5(b), if for any Fund the amount of foreign tax reclaim receivables is significant (i.e., the aggregate amount of the Fund’s foreign tax reclaim receivables exceeds 10 percent of the aggregate amount of all receivables), do not include it with “other” receivables but provide the amount as a separate entry. Please provide the amount of foreign tax reclaim receivables for each Fund for the fiscal year ended March 31, 2018, that is, the period covered by the Annual Financial Statements. In addition, please confirm that in future annual and semi-annual financial statements sent to Fund shareholders pursuant to Rule 30e-1, the Registrant will separate the amounts for foreign tax reclaim receivables pursuant to Regulation S-X, Rule 6-04 and include the amount of foreign tax reclaim receivables as a separate entry if that amount is significant.

The amount of foreign tax reclaim receivables for each Fund for the fiscal year ended March 31, 2018 is:

Pear Tree Polaris Small Cap Fund	$0

Pear Tree Quality Fund	$13,770

Pear Tree PanAgora Emerging Markets Fund	$1,171

Pear Tree Polaris Foreign Value Fund	$2,224,661

Pear Tree Polaris Foreign Value Small Cap Fund	$496,763

The Registrant confirms that it will separate the amounts for foreign tax reclaim receivables pursuant to Regulation S-X, Rule 6-04, and include the amount of foreign tax reclaim receivables as a separate entry if that amount is significant, in future annual and semi-annual financial statements sent to Fund shareholders pursuant to Rule 30e-1.

U.S. Securities and Exchange Commission

June 3, 2019

7.        In “Statement of Operations” of the Annual Financial Statements, the amount of unrealized appreciation (depreciation) of affiliated investments must be separate from the amount of unrealized appreciation (depreciations) of unaffiliated investments pursuant to Regulation S-X, Rule 6-07, provisions 7(c)(1) and (2). Please confirm that in future annual and semi-annual financial statements sent to Fund shareholders pursuant to Rule 30e-1, the Registrant will separate the amount of unrealized appreciation (depreciation) of affiliated investments from the amount of unrealized appreciation (depreciations) of unaffiliated investments pursuant to Regulation S-X, provisions 7(c)(1) and (2).

The Registrant confirms that it will separate the amount of unrealized appreciation (depreciation) of affiliated investments from the amount of unrealized appreciation (depreciations) of unaffiliated investments in future annual and semi-annual financial statements sent to Fund shareholders pursuant to Rule 30e-1.

8.        “Notes to the Financial Statements - 3. Management Fee, Advisory Fee and Other Affiliate Transactions – Fund Investments in Securities of Affiliated Entities” for each Fund should include the amount of the net increase (decrease) in unrealized appreciation of affiliated investments pursuant to Regulation S-X, Rule 12-14, Column D. In addition, as noted in footnote 4 to Rule 12-14, that amount should agree with the corresponding amount presented in the related balance sheet. (See comment 7, above.) Please confirm that in future annual and semi-annual financial statements sent to Fund shareholders pursuant to Rule 30e-1, the Registrant will include the amount of the net increase (decrease) in unrealized appreciation of affiliated investments pursuant to Regulation S-X, Rule 12-14, Column D.

The Registrant confirms that it will include the amount of the net increase (decrease) in unrealized appreciation of affiliated investments in future annual and semi-annual financial statements sent to Fund shareholders pursuant to Rule 30e-1.

9.        The Funds’ “accountant’s report on internal controls,” filed in response to Sub-Item 77B on Form N-SAR as Exhibit 99.77(B), should include reference to each series of the Registrant covered by the report. Please file an amended Form N-SAR that includes a report that contains the missing information.

The Registrant has confirmed with the Registrant’s independent auditors that it will provide a report that contains the requested information, and upon receipt, the Registrant will file an amended Form N-SAR for the period covered by the Semi-Annual Report.

10.        The Annual Financial Statements do not include annual financial statements for Pear Tree PanAgora Risk Parity Emerging Markets Fund (“Risk Parity Fund”) for the fiscal year ended March 31, 2018. As noted in note 1 to the Annual Financial Statements, Risk Parity Fund was reorganized and merged into Pear Tree PanAgora Emerging Markets Fund (“Emerging Markets Fund”) in May 2018, that is, a date after Risk Parity Fund’s most recent fiscal year end. Please explain why annual financial statements for Risk Parity Fund for the year ended March 31, 2018 have not been filed with the Commission on Form N-CSR.

U.S. Securities and Exchange Commission

June 3, 2019

The Registrant understands the Staff’s position on whether it was required to have filed with the Commission on Form N-CSR audited financial statements for Risk Parity Fund for the fiscal year ended March 31, 2018. For the reasons presented to the Staff over the past several months, the Registrant respectfully disagrees. If, however, in the future the Registrant is in a substantially similar situation, the Registrant will reconsider the Staff’s position.

* * *

Please call me at (617) 338-2961 if you have questions or if you would like to discuss this matter further.

Very truly yours,

/s/ John Hunt

John Hunt

JH/hex

Cc:	Willard L. Umphrey, Pear Tree Advisors, Inc.

Diane Hunt, Pear Tree Advisors, Inc.

Deborah A. Kessinger, Pear Tree Advisors, Inc.

James F. Mahoney, Tait, Weller & Baker LLP